February 20, 2025

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:  Ms. Emily Rowland

Re:	The DFA Investment Trust Company File No. 811-7436

Dear Ms. Rowland:

On behalf of The DFA Investment Trust Company (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Amendment No 78 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 1, 2024, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment. The Registrant understands that the Registrant and management are responsible for the accuracy and adequacy of the disclosures notwithstanding any review comment or action of the Staff of the SEC.

1. Comment. In the first paragraph under “INVESTMENT OBJECTIVE AND POLICIES—THE DFA SHORT TERM INVESTMENT FUND,” please revise the list of investments disclosed in the paragraph to match the investments itemized under “Description of Investments.”

Response.  The Registrant has revised the paragraph to include investments in foreign government and agency and supranational organization obligations to match the list of investments included under “Description of Investments.”

2. Comment.  The DFA Short Term Investment Fund (the “Fund”) does not list foreign currency risk as one of its investment risks.  Please clarify under “Description of Investments” that the foreign issuer obligations that the Fund invests in are U.S. dollar denominated investments and, thus, are not subject to foreign currency risk.

Response.  The Registrant has revised the disclosure to clarify that the Fund invests in U.S. dollar-denominated debt securities of non-U.S. issuers.

3. Comment.  The disclosure in the “Investments in the Banking Industry” section states that the Fund, if attempting to respond to adverse market, economic, political, or other conditions, may, from time to time, invest less than 25% of its total assets in banking industry securities as a temporary defensive measure.  Please include disclosure that the effect of the Fund taking temporary defensive measures may include not achieving the Fund’s investment objective.

Response.  The Registrant has revised the disclosure accordingly.

4. Comment.  Please consider adding a risk factor for the Fund with respect to investing in money market funds.

Response.   The Fund respectfully declines to add an additional risk factor because the Fund already currently discloses that investing in a money market fund may involve a duplication of certain fees and expenses.

5. Comment.  Please clarify that the China Investments Risk does not apply to the Fund or list the series of the Registrant for which China Investments Risk is applicable.

Response.  The disclosure has been revised to include a sentence to identify the series of the Registrant for which China Investments Risk is applicable.

6. Comment.  Please add “Like the other Series of the Trust” to begin the first sentence under the heading, “Investments in the Short Term Series.”

Response.  The Registrant has revised the disclosure accordingly.

7. Comment.  “Asset-Backed Securities Risk” is identified as a risk for the Fund, please include asset backed securities as a permitted investment in the principal strategies section.

Response.  The Registrant has revised the disclosure accordingly.

8. Comment.  In “Item 9(d) Portfolio Holdings,” it is stated that each Series, other than the Fund, will disclose up to its twenty-five largest portfolio holdings (other than cash or cash equivalents) on its website.  Please explain supplementally why the Fund does not disclose its twenty-five largest holdings on the website.

Response.  All series of the Registrant have not been registered under the Securities Act of 1933, which means that their shares may not be sold publicly.  In contrast to the other series of the Registrant, however, the Fund is not a master fund for a feeder fund registered under the Securities Act of 1933. Accordingly, due to this investment profile and not being sold publicly, the Fund does not post its twenty-five largest holdings on the website.

9. Comment.  Since the Fund will invest in sovereign debt, please clarify that investments in sovereign debt of any single country are considered a single industry for purposes of the concentration limitation.

Response.    The following disclosure will be added to the registration statement with respect to the concentration limitations:

“For purposes of the investment limitations described in (9) and (10) above, management does not consider securities that are issued by the U.S. Government or its agencies or instrumentalities to be investments in an “industry.” However, management currently considers securities issued by a foreign government (but not the U.S. Government or its agencies or instrumentalities) to be an “industry” subject to the 25% limitation. Thus, not more than 25% of a Series’ assets will be invested in securities issued by any one foreign government or supranational organization.”

10. Comment. Please supplementally confirm that the Fund is carved out from the section entitled “Cash Management Practices.”

 Response.  The Registrant supplementally confirms that the Fund is carved out of the section entitled “Cash Management Practices.”  The “Cash Management Practices” section describes the short-term cash equivalents and similar investments that other series of the Registrant may purchase to manage uncommitted cash.  Because the Fund may invest in cash equivalents and similar investments as part of its principal investment strategies, which is discussed in the Fund’s Item 9 disclosure, the “Cash Management Practices” section is not applicable to the Fund.

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Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
The DFA Investment Trust Company